AREM PACIFIC CORPORATION

47 Mount Pleasant Road

Nunawading, Victoria

Australia 3131

+61 424-158008

January 25, 2017

Securities and Exchange Commission

Mr. Carlos Pacho

Senior Assistant Chief Accountant

Re: Arem Pacific Corporation (“Company”)

Form 10-K for Fiscal Year Ended June 30, 2016

Filed October 11, 2016

File No. 333-207099

Dear Sir:

The Company is in receipt of your Comment Letter dated January 17, 2017  regarding the Audit Report from our Auditor, ShineWing Australia.

In response to your comment letter, on this date, the Company has filed an amended Form 10-K which includes a revised Audit Report which states that the audit was conducted in accordance with PCAOB standards.

The Company acknowledges that it and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of staff of the Commission.

Sincerely,

/s/ Thomas Tang

Thomas Tang

Chief Executive Officer